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April 5, 2006

Stephen Krikorian
Accounting Branch Chief
One Station Place
100 F Street NE
United States Securities and Exchange Commission
Washington, DC 20549


Dear Mr. Krikorian:

This letter is in response to your Comments 1 and 2 to your notice dated March 30, 2006. In providing this response, Powerhouse Technologies Group Inc. (the Company) acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

     o SEC staff comments or changes in disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities law of the United States.

FORM 10-KSB/A FILED ON DECEMBER 21, 2005
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3, ACQUISITION OF FIRST PERSON SOFTWARE, INC. PAGE F-13

COMMENT 1.

We note your response to prior comment No. 1, which indicates that the additional $298,700 allocated to the intangible asset represents legal fees incurred in direct connection with the acquisition. We also note from your disclosures that upon the completion of certain milestones that the intangible asset was increased by $196,315. Tell us how you considered the guidance in paragraph 35 of SFAS 141, which indicates that the cost of an acquired entity should be allocated to the assets and liabilities assumed based on the estimated fair value. Explain why you do not believe that a portion of the cost should be allocated to goodwill, and tell us how you determined the estimated fair value of the intangible assets.

RESPONSE TO COMMENT 1:

At the time of the acquisition of First Person Software, the Company performed a variety
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of detailed valuation analysis utilizing future discounted cash flow models
(i.e. net realizable value). The Company made a variety of projections of future revenues and expenses, and concluded that the value of First Person significantly exceeded the original $2,327,502 purchase price. Later on, even with additional expense of the milestones being met of $196,135 (contingent payments based on the achievement of performance milestones, which were included in the cost of the acquired entity in accordance with paragraph 27 of SFAS 141) and the legal fees of $298,700 incurred in direct connection with the merger (capitalized in accordance with paragraph 24 of SFAS 141), the total was still less than the discounted cash flow valuation. Thus in allocating the cost of the First Person acquisition in accordance with paragraph 35 of SFAS 141, including the original purchase price, the contingent payments, and the direct acquisition costs, the Company concluded that the entire cost should be allocated to software technology, and no allocation to goodwill was appropriate.

NOTE 8. STOCKHOLDERS' EQUITY, PAGE F-19
COMMENT 2:

We note your response to prior comment No. 3, which appears to indicate that there is no possibility that the placement agents would entitled to penalties since there was no cash consideration was paid for the warrants as discussed in the liquidating damages section of the registration rights agreement. Notwithstanding the fact that no cash was exchanged for the warrants, since the warrant holders have the same registration rights as the other investors, these warrants should be analyzed under EITF 00-19 to determine whether these warrants would be classified as stockholders' equity or as liabilities. Your response should address paragraph 17 of EITF 00-19. Since it appears that you are applying View A of EITF 05-4, indicate how your accounting complies with that view. Ensure that your disclosures clearly indicate that: your accounting policy for registration rights follows View A.

RESPONSE TO COMMENT 2:

In 2004, the Company issued a total of 333,335 warrants ("The 2004 Placement Agent Warrants") to its placement agent for services performed during 2004. As of March 31, 2005, these were the only placement agent warrants outstanding. The 2004 Warrants differed significantly from the warrants received by the Investors. The Placement Agent Warrants contained no liquidation features, nor did they have any Registration Rights features or obligations.

For the 2004 Placement Agent Warrants, the Company consulted SFAS 133, DIG C-3 and EITF 00-19. DIG C-3 notes that an equity instrument granted to a non-employee typically ceases to be subject to SFAS 123R after performance has occurred. Performance by the placement agent was complete by March 31, 2005.

DIG C-3 states the next step is to determine if the scope exception in paragraph 11 (b) of SFAS 133 applies and continues, "Contracts issued or held by the reporting entity that are
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both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position" are not considered to be derivative instruments for purposes of SFAS 133.

In determining whether the warrants would be classified in stockholders' equity in its statement of financial position, the Company considered rights of the Warrant holders and the guidance in EITF 00-19, as follows:

     1. The warrants require the Company to deliver shares as part of a physical settlement or a net-share settlement;

     2. The warrants do not contain any provisions that require the Company to deliver cash as part of a physical settlement (or that give the holder the option to receive cash);

     3.   The warrants do not require the delivery of registered shares;

     4. At the balance sheet date (March 31, 2005) and at all times prior, the Company had sufficient authorized and unissued shares available to settle the warrants;

     5. There are no required cash payments in the event of untimely filings with the SEC;

     6.   There are no cash settled "top-off" or "make-whole" provisions;

     7. Warrant holders do not have superior rights to the owners of the underlying shares;

     8.   There are no requirements for the Company to post collateral.

     9. Unlike the Investor Warrants, the holders of the Placement Agent Warrants had no Registration Rights, nor was the Company obligated in any way to keep a Registration Statement effective.

The Company concluded that the Placement Agent Warrants outstanding met both of the above scope exceptions in paragraph 11(b) of SFAS 133, and, therefore, the Company believes them not to be subject to SFAS 133.

Thus, the Company, as of March 31, 2005, considered the 2004 Placement Agent Warrants as permanent equity.

We trust that this letter adequately addresses your concerns of Comments 1 and 2 in your letter of March 30, 2006.


Best regards,


Richard Liebman
Chief Financial Officer
PowerHouse Technologies Group, Inc.